# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Apollo Realty Income Solutions, Inc., CIK 0001882850
CUSIP: 03770B800
Title of class of securities: Class A-I Common Stock, par value $0.01
Address of issuer's principal executive offices: 9 WEST 57TH STREET, 42ND FLOOR, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 09/02/2025
Amends the filing with accession number 0001013594-24-000433
Filed by CIK 0001163648
Persons authorized to receive notices and communications: Richard Guidice, Kleinberg, Kaplan, Wolff & Cohen, P.C., 500 Fifth Avenue, New York, New York (NY), 10110, (212) 986-6000

## Reporting persons
- CI INVESTMENTS INC. (CIK 0001163648): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,695,155.19; sole dispositive power 0; shared dispositive power 4,695,155.19; aggregate amount beneficially owned 4,695,155.19 (23% of the class)
- CI PM ARIS BL LP (CIK 0002022124): type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 0; shared voting power 4,695,155.19; sole dispositive power 0; shared dispositive power 4,695,155.19; aggregate amount beneficially owned 4,695,155.19 (23% of the class)
- FIRST ASSET (I) GENERAL PARTNER INC.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,695,155.19; sole dispositive power 0; shared dispositive power 4,695,155.19; aggregate amount beneficially owned 4,695,155.19 (23% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A-I Common Stock, par value $0.01
Name of issuer: Apollo Realty Income Solutions, Inc.
Address of issuer's principal executive offices: 9 WEST 57TH STREET, 42ND FLOOR, NEW YORK, New York (NY), 10019
Comment: Item 1 Comment: This Amendment No. 1 to the Schedule 13D is filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The total amount of funds used by the Reporting Persons to make all purchases of Shares beneficially owned by the Reporting Persons, as reported in Items 5(a) and (b) was $97,100,000. The source of funds for purchases of Shares by each of the Reporting Persons is the working capital of CI PM.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 20,401,292.301 Shares outstanding as of September 4, 2025, which number is based on written representations made to the Reporting Persons by the Issuer after conferring with its transfer agent.

As of the date hereof, the Reporting Persons collectively beneficially owned 4,695,155.186 Shares, constituting approximately 23.0% of all of the outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: CI PM, the General Partner and CII have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the Shares held by CI PM.
Transactions in the class effected during the past sixty days: The transactions in the securities of the Issuer by the Reporting Persons during the past 60 days or since the last filing by the Reporting Persons on Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On August 25, 2025, CI PM executed and delivered a Subscription Agreement (the "Fifth Subscription Agreement"), pursuant to which CI PM offered to purchase up to $4,000,000 of the Issuer's shares of Class A-I Common Stock. The Fifth Subscription Agreement was not binding until the Issuer delivered a confirmation and acceptance, which was delivered effective as of September 2, 2025 (the "Fifth Acceptance"). Pursuant to the Fifth Acceptance, the Issuer confirmed that CI PM purchased 186,427.17 shares of the Issuer's Class A-I Common Stock at a price per share of $21.46, for an aggregate purchase price of $4,000,000. Pursuant to the terms of the Fifth Subscription Agreement, CI PM made certain customary representations and warranties to the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Transactions in Securities.

Exhibit 99.6: Subscription Agreement, dated as of August 25, 2025, by CI PM ARIS BL LP (incorporated by reference to Ex. 4.2 to the Issuer's Registration Statement on Form S-11, filed with the Securities and Exchange Commission on September 20, 2022).

## Signatures
- CI INVESTMENTS INC.: /s/ Yvette Zhang, Yvette Zhang, Director and Chief Financial Officer (09/04/2025)
- CI PM ARIS BL LP: /s/ Yvette Zhang, Yvette Zhang, Director and Chief Financial Officer of First Asset (I) General Partner Inc., General Partner of CI PM ARIS BL LP (09/04/2025)
- FIRST ASSET (I) GENERAL PARTNER INC.: /s/ Yvette Zhang, Yvette Zhang, Director and Chief Financial Officer (09/04/2025)